UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Amendment No. 7
Under the Securities Exchange Act of 1934

PIMCO Municipal Advantage Fund Inc. (MAF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

626189104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. _____

CUSIP No.: 626189104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  999,513

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  999,513

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

999,513

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

13.77%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 999,513 shares of MAF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 13.77% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 999,513 shares or 13.77% of the outstanding shares. Jo Ann Van Degriff presently owns 2,500 shares. Mrs. Van Degriff purchased shares on November 11, 2005 at $12.29 (150 shares), December 7, 2005 at $12.31 (1,000 shares), December 29, 2006 at $13.34 (1,300 shares), May 23, 2007 at $13.58 (100 shares), May 25, 2007 at $13.56 (150 shares), August 7, 2007 at $13.24 (50 shares), August 9, 2007 at $12.97 (100 shares), August 10, 2007 at $12.91 (50 shares), and on August 14, 2007 at $12.92 (150 shares). Ms. Van Degriff sold shares on September 15, 2006 at $12.80 (100 shares), September 18, 2006 at $12.82 (50 shares), September 19, 2006 at $12.83 (50 shares), September 20, 2006 at $12.85 (100 shares), September 21, 2006 at $12.86 (200 shares) and September 25, 2006 at $13.02 (50 shares). George W. Karpus presently owns 27,840 shares. Mr. Karpus purchased shares on May 11, 2004 at $12.17 (2,100 shares), December 14, 2005 at $12.30 (2,000 shares), November 27, 2006 at $13.28 (3,000 shares), November 30, 2006 at $13.31 (4,500 shares), December 7, 2006 at $13.39 (1,000 shares), December 11, 2006 at $13.29 (1,000 shares), January 10, 2007 at $13.37 (1,000 shares), January 17, 2007 at $13.34 (1,200 shares), January 19, 2007 at $13.37 (2,700 shares), February 12, 2007 at $13.54 (2,500 shares), March 16, 2007 at $13.68 (4,450 shares), March 23, 2007 at $13.75 (4,000 shares), August 15, 2007 at $12.85 (50 shares), and on August 17, 2007 at $12.42 (340 shares). Mr. Karpus sold shares on December 29, 2004 at $13.05 (50 shares), September 7, 2006 at $12.72 (50 shares), September 12, 2006 at $12.76 (50 shares), September 13, 2006 at $12.81 (50 shares), September 15, 2006 at $12.79 (250 shares), September 18, 2006 at $12.80 (250 shares), September 19, 2006 at $12.82 (100 shares), September 20, 2006 at $12.84 (400 shares), September 21, 2006 at $12.85 (700 shares) and September 25, 2006 at $13.01 (100 shares). Karpus Investment Management, Inc. presently owns 3,150 shares. Karpus Investment Management, Inc. purchased shares on November 10, 2004 at $12.87 (1,400 shares), November 27, 2006 at $13.28 (500 shares), December 4, 2006 at $13.40 (1,000 shares) and on December 6, 2006 at $13.43 (1,000 shares). Karpus Investment Management, Inc. sold shares on December 29, 2004 at $13.05 (50 shares), September 7, 2006 at $12.72 (50 shares), September 15, 2006 at $12.80 (100 shares), September 18, 2006 at $12.81 (100 shares), September 19, 2006 at $12.83 (50 shares), September 20, 2006 at $12.84 (150 shares), September 21, 2006 at $12.86 (200 shares) and September 25, 2006 at $13.02 (50 shares). Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.36%. Urbana Partners L.P. currently owns 76,514 shares of MAF. None of the other principals of KIM presently own shares of MAF.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 7/2/2007  2,400   $13.08
 7/16/2007  4,600   $13.03
 7/16/2007  (1,110)  $13.15
 7/20/2007  (390)  $13.22
 7/23/2007  2,500   $13.21
 7/25/2007  52,800   $13.34
 7/26/2007  1,100   $13.35
 7/31/2007  2,500   $13.35
 8/7/2007  3,600   $13.24
 8/9/2007  8,000   $12.97
 8/10/2007  2,500   $12.91
 8/14/2007  8,300   $12.92
 8/15/2007  24,100   $12.85
 8/16/2007  12,800   $12.58
 8/17/2007  27,000   $12.43
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended as follows:

As is indicated in Item 4 in previous 13D/A filings, KIM has purchased Shares of MAF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a proposal to the Fund on August 21, 2007. A copy of the proposal is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   August 21, 2007

EXHIBIT 1
Proposal to the Fund
Transmitted August 21, 2007

         August 21, 2007
Thomas J. Fucillo, Secretary
PIMCO Municipal Advantage Fund, Inc.
c/o Allianz Global Investors Fund Management LLC
1345 Avenue of the Americas
New York, New York 10105-4800

Re:   PIMCO Municipal Advantage Fund Inc. (NYSE: MAF)

Mr. Fucillo:
Pursuant to rule 14a-8 of the Securities Exchange Act of 1934, Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), submits the following proposal and supporting statement regarding the PIMCO Municipal Advantage Fund Inc. ("MAF" or the "Fund") for inclusion in management's proxy materials for the next meeting of shareholders (the "Meeting") anticipated to be held in February 2008:

  RESOLVED: The shareholders request the Board of Trustees to promptly consider merging or recommending the Fund be acquired by an open-end fund with similar investment objectives.
  Supporting Statement

  As of December 1, 2006, PIMCO replaced Oppenheimer Capital LLC as the sub-advisor of our Fund. Our expectation was that with this change, MAF's performance would begin to resemble PIMCO's other national municipal bond funds.

  In short, shareholders trusted the Board and approved the transfer of the Fund's sub-advisory agreement operating under the premise that doing so would increase shareholder value. This simple and rational premise has yet to be realized by MAF shareholders.

  In fact, we have seen very little improvement to the Fund's performance, as it continues to grossly under perform other PIMCO closed-end funds, as noted below (as of 8/20/2007, Source: Bloomberg):

 Symbol Premium/(Discount) Current Yield Expense Ratio Fund Size ($M) Quality (Avg.) Duration  Leverage (%)
 MAF -6.10%  4.25%  1.51%  104  A+  8.98  34.8%
 PMF +8.91%  6.56%  1.00%  367  A+  7.79  35.9%
 PML -2.49%  5.64%  1.01%  845  AA  5.63  37.4%
 PMX +6.36%  5.67%  1.06%  455  AA-  5.65  36.7%
  While all of these funds have similar credit quality, duration, and leverage, MAF's current yield remains at an abominable 4.25% - well below that of any comparable leveraged closed-end municipal bond fund. Furthermore, MAF's expense ratio is 50 basis points higher than comparable PIMCO closed-end funds, which essentially offsets the benefits of leverage. Additionally, only a handful of the roughly 250 leveraged closed-end municipal bond funds in existence carry higher expense ratios. This small fund cannot achieve economies of scale, and consequently, shareholders have been punished by absorbing these high fees by way of a low yield and a wide discount to NAV. The discount to NAV has been prevented from widening substantially more due to institutional buyers taking action to protect their clients.

  To address problems plaguing the Fund, a provision was included in the prospectus (and reiterated it in its proxy statement in March 2007) stating it would consider "actions designed to eliminate the discount" from time to time, "which may include recommending converting the fund to an open-end investment company." To date, MAF has not partaken in any such actions.

  Shareholders have been patient with the Board of Trustees of MAF and its decision to change the sub-advisor of the fund. Adequate time has passed, and it is clear that the board needs to take further action. We are requesting that the Board merge MAF with an open-end fund with similar investment objectives. PMLAX is a natural fit, as it has similar credit quality, duration, yield, and investment objectives. The proposed merger would enhance shareholder value in both shareholder classes by reducing overall expenses, increasing liquidity, and driving improved performance.

  We therefore ask that you vote FOR the Board of Trustees to promptly consider merging or recommending the Fund be acquired by an open-end fund with similar investment objectives.

END OF PROPOSAL

As is also required by rule 14a-8, we have attached a letter from U.S. Bank N.A, as well as a written statement from the "record" holder of the referenced shares, verifying that, at the time our proposal was submitted, said shares were continuously and beneficially owned and having a value of $2,000 or more for at least one year from the date of the submittal of this proposal. Furthermore, Karpus intends to hold the referenced shares on the attached through the expected date of the Meeting.

Sincerely,

/s/
Sharon L. Thornton
Director of Investment Personnel and Senior Analyst

cc: Mr. Brian S. Shlissel, Executive Vice-President
 David C. Sullivan, Esq.